Exhibit 3.260
CERTIFICATE OF FORMATION
BFI WASTE SERVICES OF TENNESSEE, LLC
     Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
     1. Name. The name of the limited liability company (the “Company”) formed by this instrument is “BFI Waste Services of Tennessee, LLC”.
     2. Registered Office; Registered Agent. The address of the registered office of the Company in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle. The Company’s registered agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 28th day of March, 2001.

Browning-Ferris Industries of Tennessee, Inc., a Tennessee corporation, its Sole Member
By:	/s/ Jo Lynn White
Name:	Jo Lynn White
Title:	Secretary / Authorized Person

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:30 PM 03/29/2001
010157233 — 3375276